 Search

 Try Premium Free for 1 Month






Connect   🔒 Message   More...

Marc Van Valen

COO and Co-Founder at Vidoni Mixed Reality Learning

Brooklyn, New York · 500+ connections · **Contact info**

Vidoni Mixed Reality Learning

R Rutgers Business School

About

Experienced Chief Operating Officer with a demonstrated history of working with tech startups. Skilled in Business Planning, Management, Fundraising, Mergers & Acquisitions, and Start-ups. Strong business development professional with a Bachelor of Science (BS) focused in Accounting from Rutgers, The State Univers ... see more

Experience



COO and Co-Founder

Vidoni Mixed Reality Learning

Feb 2017 – Present · 2 yrs 8 mos

Greater New York City Area

COO & Co-Founder of Venari Vision VR and Vidoni AR/MR. Venari Vision provides the services to bring your business into the immersive VR experience for differentiation and increased revenue. Vidoni is changing the way people learn by launching AR & VR Learning into the Continued Learning space and AEC Safety & Fabrication training. Venari Vision and Vidoni developers are changing AR Learning with a Patent Pending by Vidoni for exclusive AR/MR Learning workflows. Our goal is to help your team and firm achieve business process optimization, improved training leveraging AR/VR/MR, cost effective BIM production and business transformation.



Chief Operating Officer

VR Global

Apr 2016 – Feb 2017 · 11 mos

Greater New York City Area

VR Global is a virtual reality sale and marketing software company. We have an enterprise level solution with a powerful CMS backend that can house all of your content including VR. We have clients in hospitality, real estate, entertainment and fashion to name a few.

Co-Founder and CEO

Digital Cloud Designs, Inc.

Apr 2014 – Apr 2016 · 2 yrs 1 mo

Brooklyn, New York

We specialize in eCommerce, inventory and warehouse management information systems, web design, hosting and software development.

Senior Accountant

ff Venture Capital

Jul 2013 – Jun 2014 · 1 yr

Senior Accountant in the Acceleration Services Group. Our role is that of a Controller of several startups that our firm has invested in with the goal of making them self-sufficient. We establish

 Search        | Try Premium Free for 1 Month

Managing Director - Business Development
ActionCOACH Business Coaching Franchise
Sep 2012 – Jul 2013 · 11 mos
New Jersey and Pennsylvania Territory

ActionCOACH is the #1 business coaching firm in the world.

Show 5 more experiences ∨

Education

Rutgers Business School
Bachelor of Science (BS), Accounting
1992 – 1995

Rutgers, The State University of New Jersey-New Brunswick
Bachelor of Science (BS), Accounting
1992 – 1995

Activities and Societies: Beta Alpha Psi

Skills & Endorsements

Start-ups · 99+

Endorsed by **5 of Marc's colleagues at VR Global**

Management · 99+

Endorsed by **5 of Marc's colleagues at VR Global**   Endorsed by **20 people who know Management**

Private Equity · 94

Endorsed by **4 of Marc's colleagues at VR Global**

Show more ∨



 Search

